First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

August 2006

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

First Financial Holdings, Inc.

Charleston, South Carolina

 **First Federal**

FIRST SOUTHEAST

Investor Services, Inc.

FIRST SOUTHEAST

Insurance Services, Inc.

The KIMBRELL

Company, Inc.

FIRST SOUTHEAST

Fiduciary & Trust Services, Inc.

KINGHORN

Insurance Services, Inc.

PREFERRED

Markets, Inc.

JOHNSON

Insurance Associates, Inc./

Benefit Administrators, Inc.

ATLANTIC

Acceptance Corp.

Outline

- Corporate Profile
- Strategic Direction
- Core Deposit Growth
- Services to Small and Medium-sized Businesses
- Insurance Sales and Services
- Non-Interest Income Growth
- Distribution Channels
- Markets Served
- Human Capital
- Financial Performance

Corporate Profile
June 30, 2006
(amounts in thousands)

- Total Assets $ 2,653,440
- Net Loans $ 2,047,966
- Total Equity $ 176,785
- Equity/Assets 6.66%
- Market capitalization $ 383,986
- Average Compounded Growth Rate

	5 Year	10 Year
Assets	3.03%	5.71%
Net Income	5.07%	9.65%
Earnings per share	7.38%	10.00%
Stock Price (NASDAQ: FFCH)	6.83%	13.52%
Dividends	8.68%	11.73%

Strategic Direction

- Aggressive Efforts to Grow Core Deposits
- Continued Expansion of Insurance, Investment and Trust Businesses - the First Southeast Group
- Continued Investments in Diverse Distribution Channels
- Increased Emphasis on Sales of Banking Products and Services for Small and Medium-sized Businesses
- Expansion of Internet Banking Products and Services
- Major Commitment to Sales and Service Excellence

Core Deposits
(amounts in millions)



Deposit Composition
(amounts in millions)



June 30, 2001



June 30, 2006

Weighted Average Rate Deposit Accounts

	June 30 2006	
	Balance	Weighted Average Rate
Checking accounts	$ 499,884	0.16 %
Statement and other accounts	158,049	0.55
Money market accounts	365,337	3.46
Certificate accounts	788,732	4.20
Total deposits	$ 1,812,002	2.62 %

FHLB		Rate
Term	$ 480.0 million	4.79 %
Overnight	37.0	5.57
	$ 517.0 million	4.85 % Avg. rate

Repos	$ 26.80 million	5.20 % Avg. rate

Demand Deposit Accounts and Deposit Account Fees



10

Insurance Sales and Service
LTM

- Total Insurance Revenues: $21 million
- 36% Prop. & Cas. Personal Lines/ 58% Prop. & Cas. Commercial Lines/6% Life & Health
- Prop./Cas. Premiums Written (in millions)
  - Personal $ 52
  - Commercial $ 84
  - Wholesale (1,135 active producing agencies) $ 41
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Cincinnati, Hartford and Chubb
- Largest Independent Allstate Agency in the United States.

Insurance Revenues
(amounts in thousands)



Insurance Revenues
(amounts in thousands)



Insurance Acquisitions

(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0
Employer Benefit Strategies, Inc.	2006	Employee Benefits Plans	

Other Insurance Operations

First Southeast Reinsurance	Private mortgage reinsurance
Family Financial Holdings, Inc. (14.3% ownership)	Reinsures contractual liability policies written in conjunction with debt protection programs.

Insurance, Brokerage and Trust Revenues

(amounts in thousands)



15

Non-Interest Income

(amounts in thousands)



Other Income Distribution
Fiscal 2005



$8,566
Other
17%

$4,384
Mortgage
Banking/loan
servicing
9%

$12,927
Deposit Fees
26%

$3,356
Brokerage and
Trust
7%

$20,012
Insurance
41%

Internet Banking Growth
Households and Businesses





First Financial Holdings, Inc.

August 2006

Markets

Charlotte, NC

Spartanburg

Rock Hill

Union

Laurens

South

Carolina

Florence

Conway

Columbia

Lake City

Sunset Beach, NC

Myrtle Beach

Ridgeland

Charleston

Hilton Head Island

○ Retail Banking Offices (41)

● Wal*Mart Superstore Offices (11)

★ First Southeast Insurance Services (11)

▲ Kimbrell Insurance Group (1)

✦ First Southeast Investor Services (11)

✿ First Southeast Fiduciary and Trust Services (3)

Market Characteristics

	Population 2005 Estimate(1)	1-4 Family Resid.Building Permit Growth 2003-2004(2)	Personal Per Capita Income 2003(3)	Unemploy-ment(3) June 2006
Charleston MSA	594,899	33.7%	$26,144	5.8%
Horry County	226,992	26.4%	$25,266	4.7%
Florence	131,097	62.2%	$26,088	8.5%
Beaufort Co.	137,849	-2.7%	$34,814	4.7%
Georgetown Co.	60,983	8.5%	$26,614	6.9%
Brunswick Co., NC	89,162	27.2%	$24,095	4.1%
FFCH Markets	**1,240,982**	**25.0%**	**$26,841**	**5.7%**
SC	**4,255,083**	**14.1%**	**$26,144**	**6.7%**
US	**296,410,404**	**10.4%**	**$31,472**	**4.6%**

(1) US Census Bureau
(2) US Census Bureau statistics as prepared by Geodata Consultants, Inc.
(3) NC & SC Employment Security Commissions

Market Characteristics
1-4 Family Residential Building Permit Growth



Source: Center for Economic Forecasting

*Preliminary or forecast

Well Positioned In Key Markets
June 30, 2005
(amounts in millions)

Deposits

Institution	Share	Institution	Share
Charleston MSA - $8,563 total deposits		**Myrtle Beach MSA -** $4,852 total deposits	
1. Wachovia	22.0%	1. Coastal	17.5%
2. Bank of America	14.3%	2. Carolina First	12.1%
3. First Federal	12.0%	3. Conway Nat'l Bank	12.1%
		9. First Federal	4.8%
Beaufort County - $2,828 total deposits		**Florence MSA -** $1,946 total deposits	
1. Wachovia	19.6%	1. BB&T	21.3%
2. Bank of America	14.8%	2. Wachovia	19.4%
3. So Car Bnk &Trust	7.5%	3. First Reliance	10.6%
9. First Federal	4.3%	4. First Federal	7.6%
Georgetown County - $983 total deposits		**Brunswick County -** $1,400 total deposits	
1. Plantation FSB	19.1%	1. BB&T	51.2%
2. Carolina First Bank	15.1%	2. Security Savings Bank	13.3%
3. Wachovia	10.2%	3. Coastal Federal	9.4%
4. First Federal	10.0%	9. First Federal	1.3%

Source: Highline BranchSource, June 2005, except Brunswick County, NC, FDIC

Sales and Service Excellence

- Strong Culture of Service Excellence-Cohen Brown Sales Program "Champions" (1997)

- "Breakthrough Service" Program Initiated in Fiscal 2001

- Comprehensive Mystery Shopping Research Tool in Fiscal 2004

First Financial's Human Resources Strategies

- Experienced, Motivated Management Team
- Qualified, Well-trained Staff
- Comprehensive Use of Incentive based compensation
  - 39% of Total Employees Incentive Based
- A Commitment to Retention
- "South Carolina Family Friendly Workplace Awards" winner, 2005
- In the top 15 "Best Places to Work in South Carolina"

Human Capital
Average Years with the Company
July 2006



Performance Drivers
June 30, 2006

- Targets for Management Team Stock Ownership-One to Four Times Compensation

- Specific Goals for Management Performance Plan - ROE Driven

- Performance Plan for Directors - ROE Driven

- 86% Employees Own Company Stock

- 19% of Shares Owned by Directors, Officers & Employees

Financial Performance

Assets
(amounts in billions)



Loan Portfolio
(amounts in millions)



$112
Construction
6%

$342
Consumer
17%

$1,173
Residential Real
Estate
60%

$235
Multifamily,
Commercial
Real Estate &
Business
12%

$92
Land & Lots
5%

June 30, 2001

Home equity	$142
Mobile home	85
Other	115

Commercial RE	$114
Business	86
Multifamily	35



$150
Construction
7%

$555
Consumer
26%

$908
Residential Real
Estate
43%

$322
Multifamily,
Commercial
Real Estate &
Business
15%

$196
Land & Lots
9%

June 30, 2006

Fixed	39%
Variable	61%

Commercial RE	$220
Business	78
Multifamily	24

Home equity	$254
Mobile home	170
Marine	71
Credit Card	13
Other	47

Credit Quality









*Annualized

Problem Assets

June 30, 2006
(amounts in thousands)

Non-accrual Loans	$ 5,020
Loans 90 Days or More Past Due	64
Renegotiated Loans	0
REO through Foreclosure	1,725
TOTAL	$ 6,809
NPA/Total Assets	.26%
YTD Annualized Net Charge-offs /Average Net Loans	.22%
Allowance/Non-Performing Loans	284%

Net Interest Income
(amounts in thousands)



Net Interest Spread



Efficiency Ratio



Net Income
(amounts in thousands)



Core Earnings Per Share
(diluted)



Core Return on Average Equity



Stock Repurchase Programs

Starting Date	Ending Date	Shares Authorized	Shares Repurchased
4/29/05 -	6/30/06	625,000	517,162
5/27/03 -	11/30/04	650,000	573,100
10/25/02 -	6/30/03	650,000	650,000
9/17/01 -	9/30/02	600,000	477,800
2/25/00 -	9/30/00	500,000	93,300
10/23/98 -	6/30/99	500,000	500,000
7/29/96 -	3/31/97	250,000	93,100

Stock Performance



Consistent Dividend Growth



*9 months annualized

Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	60	30 years
Susan E. Baham	Executive Vice President & CFO	56	34 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	59	31 years
John L. Ott, Jr.	Executive Vice President, Retail Banking	58	35 years

Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	52	25 years
Robert C. Bailey	SVP Branch Admin.	55	29 years
Elton K. Carrier	SVP Commercial Lending	63	31 years
Kenneth J. Clair	SVP Lending & Loan Op.	51	30 years
Charles L. Clark II	SVP Loan Servicing	62	38 years
R. Bruce Copeland, Jr.	SVP Marketing	48	21 years
C. Alec Elmore, Jr.	SVP Northern Region	45	25 years
Mark G. Endres	SVP and Controller	63	34 years
Jerry P. Gazes	SVP Human Resources	58	33 years
Anthony J. Johnston, IV	SVP Information Technology	44	21 years
Betsy B. Lewis	SVP Internal Audit	47	20 years
Allison A. Rhyne	SVP Insurance Services	53	26 years
Robert F. Snyder, Jr.	SVP Support Services	56	35 years
Richard H. Stoughton	SVP Planning & Development	60	31 years